Jim Blazeck
536 Overlook Drive
Pittsburgh, PA 15216

April 3, 2015

**Mentor Capital, Inc.**
**Attn: Chet Billingsley, CEO**
P.O. Box 1709
Ramona, CA 92065

**Subject: Resignation as Director and Secretary of the Board of Directors**

Dear Chet:

It is with regret that I must tender my resignation as Director and Secretary of the board for Mentor Capital, Inc., effective as of the date of this letter. My job responsibilities with my current employer are changing and may necessitate international assignments such that I will not be able to support the communication needed to fulfill my current Director and Secretary duties. I have greatly enjoyed serving with you and the other dedicated board members over the years.

Should the new Secretary of the board need any information from me, please feel free to contact me. I remain a Mentor shareholder and look forward to watching Mentor's future progress.

Sincerely,

Jim Blazeck, P.E.
Director and Secretary of the Board